November 4, 2013

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated September 12, 2013
Oi S.A.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 001-15256

Dear Mr. Spirgel:

By letter dated September 12, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 30, 2013 (the “2012 Form 20-F”) by Oi S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2012 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2012

Note 1 – General Information

Corporate Reorganization of the Oi Group undertaken in February 2012, page F-17

1.	We have considered your response to comment 1. The company’s decision set forth in its letter dated January 25, 2012 to the Commission’s Office of the Chief Accountant to include audited financial statements that reflect the carry-over basis of the highest entity in the group prior to the corporate reorganization is consistent with the staff’s conclusion that such treatment is required under IFRS as issued by the IASB. The staff’s conclusion has not changed since the company’s January 25, 2012 letter and, as such, the staff has determined that your financial statements filed in your December 31, 2012 Form 20-F have not been prepared in accordance with

International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS as issued by the IASB). As previously requested, please amend your December 31, 2012 Form 20-F to include audited financial statements that reflect the carry-over basis of the highest level entity in the group prior to the corporate reorganization, consistent with the company’s decision set forth in its letter dated January 25, 2012 to the Commission’s Office of the Chief Accountant. If you are unable to revise your financial statements as described in the previous sentence, you should re-characterize your financial statements as a comprehensive basis of accounting other than IFRS as issued by the IASB and reconcile those financial statements to US GAAP. Refer to Item 18 of Form 20-F.

As discussed in the Company’s letter dated May 24, 2013 in response to the letter of the Staff dated May 9, 2013, the Company is unable to revise its financial statements as described in the comment above.

In response to the Staff’s comment, as discussed with members of the Staff on a telephone conference with the Company, its accountants and attorneys on October 18, 2013, the Company intends to file an amendment to its Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F Amendment”) in which it re-characterizes its previously filed financial statements as having been prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”) and will include as additional note disclosure in these financial statements a reconciliation of these financial statements to U.S. GAAP in compliance with Item 18 of Form 20-F. The Company will provide disclosure an Explanatory Note in the forepart of the 2012 Form 20-F Amendment of the reasons for the filing of the amendment substantially similar to the draft of this Explanatory Note attached to this letter as Exhibit A. The Company intends to file this amendment no later than November 29, 2013.

Brazilian GAAP is based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07;

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”) and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade); and

•	the accounting standards issued by the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis).

Brazilian GAAP, as applied in the preparation of the Company’s consolidated financial statements, would differ from the basis of accounting under which the financial statements included in the 2012 Form 20-F were prepared, in that Brazilian GAAP requires the presentation of a statement of value added under Brazilian GAAP. The Company does not expect that its equity and income as reported in its consolidated financial statements prepared under Brazilian GAAP would vary from its equity and income as reported in its consolidated financial statements included in the 2012 Form 20-F.

Beginning with the fiscal quarter ended September 30, 2013, the Company (1) will prepare interim consolidated financial statements in accordance with Brazilian GAAP and furnish these interim consolidated financial statements to the SEC under cover of Form 6-K, and (2) will not furnish to the SEC under cover of Form 6-K English translations of the interim consolidated financial statements filed with the CVM. Similarly, in other documents filed with or furnished to the SEC, the Company intends to describe its local financial information presented as “prepared in accordance with Brazilian GAAP.”

*  *  *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact me at +55-21-3131-2183.

Very truly yours,

/s/ Bayard de Paoli Gontijo
Bayard de Paoli Gontijo
Chief Financial Officer
Oi S.A.

cc:	Dean Suehiro, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission

Exhibit A

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2012, which was originally filed with the U.S. Securities and Exchange Commission on April 30, 2013 (our “Original 2012 20-F”), is being filed solely for the purpose of amending our Original 2012 20-F to reflect the re-characterization of our previously filed financial statements as having been prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, and to include as additional note disclosure in these financial statements a reconciliation of these financial statements to U.S. GAAP in compliance with Item 18 of Form 20-F.

This Amendment No. 1 has not been updated except as required to reflect the revisions stated above. This Amendment No. 1 only amends and restates the Items described below as required to reflect the revisions described above and does not reflect events that have occurred after the April 30, 2013 filing date of our Original Form 20-F, or modify or update other disclosures presented therein.

This Amendment No. 1 amends and restates the following Items:

•	Presentation of Financial and Other Information – Financial Statements

•	Presentation of Financial and Other Information – Corporate Reorganization

•	Part I – Item 3. Key Information – Selected Financial Information

•	Part I – Item 4. Information on the Company – Our History and Development – Corporate Reorganization of TNL, Telemar and Our Company

•	Part I – Item 5. Operating and Financial Review and Prospects – Corporate Reorganization

•	Part I – Item 5. Operating and Financial Review and Prospects – Financial Presentation and Accounting Policies

•	Part I – Item 5. Operating and Financial Review and Prospects – Results of Operations (first two paragraphs)

•	Part I – Item 5. Operating and Financial Review and Prospects – U.S. GAAP Reconciliation

•	Part III – Item 19(b). List of Exhibits

•	Part III – Financial Statements and Reports thereon

While the above Items have been reproduced in full as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, no changes have been made to such Items, except to reflect the corrections stated above, or to any other Items.

In addition, this Amendment No. 1 includes currently dated certifications by the Chief Executive Officer and the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, that are attached to this Amendment No. 1 as Exhibits 12.01 and 12.02 and 13.01.